BrilliA Inc
220 Orchard Road
Unit 05-01, Midpoint Orchard

Singapore 238852

September 18, 2024

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Beverly Singleton, Kevin Stertzel, Erin Donahue and Jennifer Angelini

Re:	BrilliA Inc
Registration Statement on Form F-1
Filed September 12, 2024 File No. 333-282056

Dear Sir or Madam,

This letter is in response to your letter on September 17, 2024, in which you provided comments to the Registration Statement on Form F-1 of BrilliA Inc (the “Company”) filed with the U.S. Securities and Exchange Commission on September 12, 2024. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Form F-1 filed September 12, 2024

Exhibits

1.	Please request counsel to remove assumption 2.11 from the legal opinion filed as Exhibit 5.1. It is not appropriate for counsel to assume that the company is not in bankruptcy. For more information, refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

RESPONSE: We respectfully advise the staff that we have removed assumption 2.11 from the Exhibit 5.1 and refiled the legal opinion to Amendment No 1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Kendrew Hartanto
Chief Executive Officer